United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ending 27 September 2024

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F D ☐

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5 November 2024

COCA-COLA EUROPACIFIC PARTNERS

Trading Update for the Third Quarter ended 27 September 2024 & Interim Dividend Declaration

Solid third quarter; reaffirming full-year profit & cash guidance

					Change vs 2023
		Revenue	Volume (UC)[2]	Revenue per UC[1],[2],[3]	Comparable Volume[1]	Revenue per UC[1],[2],[3]	FXN[1],[3] revenue	Revenue
Q3 2024	Europe	€4,040m	695m	€5.79	(1.4)%	3.2%	1.8%	2.1%
	APS	€1,318m	313m	€4.26	122.0%	(29.3)%	56.5%	54.9%
	CCEP	€5,358m	1,008m	€5.32	19.1%	(6.4)%	11.5%	11.5%

YTD 2024	Europe	€11,319m	1,965m	€5.74	(2.3)%	4.3%	1.9%	2.3%
	APS	€3,867m	899m	€4.41	93.3%	(24.6)%	45.6%	42.0%
	CCEP	€15,186m	2,864m	€5.32	15.6%	(4.4)%	10.5%	10.2%

					Change vs 2023
		Adjusted comparable revenue[4]	Adjusted comparable volume (UC)[4]	Adjusted comparable revenue per UC[4]	Adjusted comparable volume[4]	Adjusted comparable revenue per UC[4]	Adjusted comparable FXN revenue[4]	Adjusted comparable revenue[4]
Q3 2024	Europe	€4,040m	695m	€5.79	(1.4)%	3.2%	1.8%	2.1%
	APS	€1,318m	313m	€4.26	3.3%	1.2%	4.3%	3.2%
	CCEP	€5,358m	1,008m	€5.32	0.0%	2.4%	2.4%	2.4%

YTD 2024	Europe	€11,319m	1,965m	€5.74	(2.3)%	4.3%	1.9%	2.3%
	APS	€4,135m	1,000m	€4.24	6.2%	0.3%	6.4%	3.8%
	CCEP	€15,454m	2,965m	€5.23	0.4%	2.7%	3.1%	2.7%

Damian Gammell, Chief Executive Officer, said:
“2024 continues to be a solid year for CCEP. We’ve grown volume and revenue year on year and share ahead of the market. Our geographic diversification means we are more robust with APS, led by the Philippines, offsetting softer volumes in Europe.
“In the third quarter, we delivered top line growth despite mixed summer weather and softer consumer demand in away-from-home in Europe. Fantastic activation, including the UEFA Euros and the Olympics, supported solid underlying volume growth. Our focus on revenue growth management, headline price and promotion strategy across our broad pack offering drove solid gains in revenue per unit case. Actively managing pricing and promotions also ensures we are relevant to all consumers, while driving profitable revenue growth. Alongside the ongoing delivery of productivity gains, this is supporting strong free cash flow.
“This all reflects our great brands, great execution and great people and strong relationships with our brand partners and customers. Given our year-to-date performance and strong plans in place for the balance of year, we are pleased to be reaffirming our full-year profit and cash guidance alongside declaring a full-year dividend up around 7% on last year.

“We are well placed for 2025 and beyond. We continue to invest for the long-term and are confident that we have the right strategy, done sustainably, to deliver on our mid-term growth objectives. Combined with today’s dividend declaration, this demonstrates the strength of our business and our ability to grow shareholder returns.”

Note: All footnotes included after the ‘About CCEP’ section

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Q3 & YTD HIGHLIGHTS[1]
Revenue
Q3 Reported +11.5%; Adjusted Comparable[4] +2.4%[3]

•Delivered more revenue growth across our key markets YTD for our retail customers than any of our FMCG peers[5]
•YTD NARTD value share gains[5] across measured channels both in-store (+40bps), online (+20bps) & in the away-from-home channel (AFH) (+10bps)
•YTD transactions ahead of volume growth in Europe & APS
•Q3 adjusted comparable volume 0.0%[4],[6] (underlying* up ~1%)
◦By geography:
▪Europe -1.4%[6] (underlying* volumes broadly flat) reflecting solid in-market execution offset by strategic de-listing of Capri Sun, mixed summer weather & softer demand in the AFH channel
▪APS +3.3%[6] reflecting:
•Australia/Pacific (AP): continued solid momentum
•Southeast Asia (SEA): continued solid demand in the Philippines despite cycling strong comparables (Q3‘23 >20%)

◦By channel: AFH +0.0%[6], Home -0.1%[6]
▪Europe: AFH -2.2% impacted by mixed summer weather & softer demand, Home -0.8% (underlying* volumes +0.6%)
▪APS: AFH +3.1%, Home +3.3% both channels in line with overall volume growth

•Q3 adjusted comparable revenue per unit case +2.5%[2],[3],[4] reflecting positive headline pricing, promotional optimisation & favourable brand mix, partly offset by geographic mix
•Europe: +3.2% reflecting headline price increases across all markets & favourable brand mix
•APS: +1.2% reflecting headline price increases & promotional optimisation, offset by geographic mix driven by strong growth in the Philippines (which is at a lower revenue per unit case)

* Underlying excludes strategic de-listings

Dividend
•Second half interim dividend per share of €1.23 (to be paid in December 2024)
•Resulting in full-year dividend per share of €1.97, +7.1% vs 2023, maintaining annualised total dividend payout ratio of approximately 50%[7]

Other
•CCEP recently confirmed notification of transfer of UK listing category from the Equity Shares (Transition) category to the Equity Shares (Commercial Companies) category of the Official List: expected to be effective 15 Nov 2024.
◦See release for more detail Coca-Cola Europacific Partners - Coca-Cola EP PLC - Intention to Transfer to ESCC Category (cocacolaep.com)
◦FTSE Russell also issued an Informative Notice on 18 October 2024

SUSTAINABILITY HIGHLIGHTS
•Will achieve target to use 100% renewable electricity in Australia by Jan 2025 (one year earlier than planned)
•CCEP Ventures invested in Pipeline Organics to support the delivery of renewable electricity by leveraging wastewater at our sites

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FY24 GUIDANCE[1],[4]
The outlook for FY24 reflects our current assessment of market conditions. Unless stated otherwise, guidance is on an adjusted comparable & FX-neutral basis. Guidance is therefore provided on the basis that the acquisition of CCBPI occurred on 1 Jan 2023. FX is expected to be immaterial for the full-year.

Revenue: comparable growth of ~3.5% (previously ~4%)
•More balanced between volumes & price/mix than FY23
•Two extra selling days in Q4

Cost of sales per UC: comparable growth of ~2.5% (previously ~3%)
•Expect broadly flat commodity inflation
•FY24 hedge coverage at >95% (previously ~90%)
•Tax increase driven by Netherlands
•Concentrate directly linked to revenue per UC through incidence pricing

Operating profit: comparable growth of ~7%
Finance costs: weighted average cost of net debt of ~2%
Comparable effective tax rate: ~25%
Free cash flow: at least €1.7bn
Capital expenditure: ~5% of revenue excluding leases
Dividend payout ratio: ~50%[7] based on comparable EPS

Note: unless otherwise stated, guidance remains unchanged since the half year

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Third-Quarter & Year-To-Date Revenue Performance by Geography[1]
All values are unaudited and all references to volumes are on a comparable basis for Europe and Australia / Pacific, and on an adjusted comparable basis for SEA.
All changes are versus prior year equivalent period unless stated otherwise.

	Q3			YTD
			Fx-neutral			Fx-neutral
	€ million	% change	% change	€ million	% change	% change
FBN[8]	1,298	1.9%	2.0%	3,873	1.7%	1.8%
Germany	824	3.0%	3.0%	2,364	4.7%	4.7%
Great Britain	867	1.6%	0.0%	2,461	1.6%	(0.6)%
Iberia[9]	1,051	2.1%	2.1%	2,621	2.0%	2.0%
Total Europe	4,040	2.1%	1.8%	11,319	2.3%	1.9%
Australia / Pacific[11]	806	5.4%	5.0%	2,418	1.9%	3.9%
Southeast Asia[4],[12]	512	0.0%	3.3%	1,717	6.5%	10.0%
Total APS[4]	1,318	3.2%	4.3%	4,135	3.8%	6.4%

Total CCEP	5,358	2.4%	2.4%	15,454	2.7%	3.1%

FBN
•Q3 moderate volume decline in France, Benelux & Nordics driven by mixed summer weather & the strategic de-listing of Capri Sun (underlying* volumes broadly flat).
•The Netherlands continued to be impacted by the consumption tax increase.
•Energy & Fuze Tea volumes outperformed. Double-digit volume growth for Sprite & Powerade, supported by great Olympics activation in France.
•Q3 revenue/UC[10] growth driven by headline price increases across the markets.

Germany
•Q3 moderate volume decline reflecting mixed summer weather, softer AFH demand & lower promotional intensity.
•High single-digit volume growth for Coca-Cola Zero Sugar & Powerade.
•Q3 revenue/UC[10] growth driven by headline price increase implemented during Q3 & positive pack & brand mix.

Great Britain
•Q3 volume slightly down (underlying* +1.3%) reflecting mixed summer weather, softer AFH demand & the de-listing of Capri Sun.
•Double-digit volume growth for Coca-Cola Zero Sugar, Dr Pepper & Powerade in Q3. Monster continued to outperform with high single-digit volume growth.
•Q3 revenue/UC[10] growth driven by headline price increase during Q3 & positive brand mix e.g. Monster & de-listing of Capri Sun.

Iberia
•Slight Q3 volume growth driven by solid in-market execution & great activation.
•Solid volume growth in Coca-Cola Zero Sugar. High single-digit growth in Sprite & Aquarius. Tea continued to outperform.
•Q3 revenue/UC[10] growth driven by headline price increase.

Australia / Pacific
•Q3 slight volume growth reflects solid momentum, supported by great in-market activation.
•Home channel volume grew slightly ahead of the AFH channel.
•Coca-Cola Zero Sugar, Fanta, Sprite & Monster performed well in Q3 across all markets supported by great activation, execution, & innovation, including the launch of Coca-Cola Oreo & Monster Energy Ultra Violet.
•Revenue/UC[10] solid growth driven by headline price increases & promotional optimisation.

* Underlying excludes strategic de-listings

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Southeast Asia
•Solid Q3 volume growth driven by the Philippines reflecting strong underlying market demand, robust share gains & great execution whilst cycling strong comparables (Q3’23 >20%).
•This was partially offset by a weaker volume performance in Indonesia impacted by the geopolitical situation in the Middle East. Continued encouraging sparkling & transaction growth in unaffected areas.
•Home channel grew volume marginally ahead of the AFH channel driven by the Philippines.
•Q3 Coke TM in high single-digit growth, driven by Coca-Cola Original Taste & supported by encouraging performance of Coca-Cola Zero Sugar in Indonesia.
•Revenue/UC[10] driven by headline price increases & promotional optimisation offset by adverse geographic mix.

Third-Quarter & Year-To-Date Volume Performance by Category[1],[4],[6]
All values are unaudited & all references to volumes are on an adjusted comparable basis. All changes are versus prior year equivalent period unless stated otherwise.

	Q3		YTD
	% of Total	% Change	% of Total	% Change
Coca-Cola®	58.7%	0.4%	58.9%	1.3%
Flavours & Mixers	21.6%	0.0%	22.0%	0.0%
Water, Sports, RTD Tea & Coffee[13]	12.7%	3.1%	12.0%	1.6%
Other inc. Energy	7.0%	(8.6)%	7.1%	(7.7)%
Total	100.0%	0.0%	100.0%	0.4%

Coca-Cola®
•Q3 Coca-Cola Original Taste -1.1% reflecting mixed summer weather in Europe, partially offset by continued strong demand in the Philippines.
•Q3 Coca-Cola Zero Sugar +5.5% with continued strong growth in both Europe & APS driven by solid execution & innovation e.g. Coca-Cola® OREO™ Zero Sugar.
•Value share gains of Coca-Cola Original Taste +70bps[5], led by the Philippines.

Flavours & Mixers
•Sprite Q3 +1.8% & volume share gains of +130bps[5] driven by solid consumer demand & great execution across all key markets.
•Q3 Fanta growth supported by flavour extensions and great activation e.g. Fanta Zero Afterlife.
•Royal Bliss continued to perform well with high single-digit growth in Q3 led by the Netherlands.

Water, Sports, RTD Tea & Coffee[13]
•Q3 Water growth driven by the Philippines, partially offset by mixed summer weather in Europe.
•Q3 Sports +7.0% with growth in Powerade driven by continued consumer trends in this category, great activation & innovation (e.g. Powerade Mango).
•RTD[13] Tea / Coffee in Europe +3.7% driven by Fuze Tea.

Other inc. Energy
Q3: -8.6% (+3.9% exc. Juices)
YTD: -7.7% (+4.3% exc. Juices)
•Strong Q3 growth in Energy +4.5% driven by Monster despite strong comparables (Q3‘23 +12.0%[14]), continuing to gain distribution & share through innovation e.g. Bad Apple & Peachy Keen.
•Juices decline resulting from the strategic de-listing of Capri Sun in Europe.
•Alcohol volume down around 5% reflecting excise increases in Australia partly offset by solid growth in Europe (incl. encouraging start for Absolut & Sprite).

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Conference Call
•5 November 2024 at 12:00 GMT, 13:00 CET & 7:00 a.m. EST; accessible via www.cocacolaep.com
•Replay & transcript will be available at www.cocacolaep.com as soon as possible

Dividend
•The CCEP Board of Directors declared a second half interim dividend of €1.23 per share
•The interim dividend is payable 3 December 2024 to those shareholders of record on 15 November 2024
•CCEP will pay the interim dividend in euros to holders of shares on Euronext Amsterdam, the Spanish Stock Exchanges & London Stock Exchange. Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 GMT on 5 November 2024. This translated amount will be posted on our website here: https://ir.cocacolaep.com/shareholder-information-and-tools/dividends

Financial Calendar
•Q4 & FY 2024 Results: 14 February 2025
•Financial calendar available here: https://ir.cocacolaep.com/financial-calendar/

Contacts

Investor Relations
Sarah Willett	Charles Richardson	Matt Sharff	Raj Sidhu
sarah.willett@ccep.com	charles.richardson@ccep.com	msharff@ccep.com	raj.sidhu@ccep.com

Media Relations
ccep@portland-communications.com

About CCEP
Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the Nasdaq 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on LinkedIn @ Coca-Cola Europacific Partners | LinkedIn

___________________
1.Refer to ‘Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures’ for further details & to ‘Supplementary Financial Information’ for a reconciliation of reported to adjusted comparable results; Change percentages against prior year equivalent period unless stated otherwise
2.A unit case equals approximately 5.678 litres or 24 8-ounce servings
3.Comparable & FX-neutral
4.Non-IFRS adjusted comparable financial information as if the acquisition of Coca-Cola Beverages Philippines, Inc (CCBPI) occurred at the beginning of the period presented for illustrative purposes only. It does not intend to represent the results had the acquisition occurred at the dates indicated, or project the results for any future dates or periods. Acquisition completed on 23 February 2024. Prepared on a basis consistent with CCEP accounting policies and includes provisional transaction accounting adjustments for the period 1 January to 23 February. Refer to ‘Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures’ for further details.
5.External data sources: Haystack P9 YTD, Nielsen & IRI Period P9 YTD
6.No selling day shift in Q3; CCEP adjusted comparable volume +0.0% in Q3
7.Dividends subject to Board approval
8.Includes France, Monaco, Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
9.Includes Spain, Portugal & Andorra
10.Revenue per unit case
11.Includes Australia, New Zealand, the Pacific Islands & Papua New Guinea
12.Includes Philippines & Indonesia
13.RTD refers to ready to drink
14.Excludes Philippines

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, and divestitures, including the joint venture with Aboitiz Equity Ventures Inc. (AEV) and acquisition of Coca-Cola Beverages Philippines, Inc. (CCBPI), strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2023 Annual Report on Form 20-F filed with the SEC on 15 March 2024 and as updated and supplemented with the additional information set forth in the “Principal Risks and Risk Factors” section of the H1 2024 Half-year Report filed with the SEC on 7 August 2024.

2. risks and uncertainties relating to the global supply chain, distribution and sales, including impact from war in Ukraine and increasing geopolitical tensions and conflicts including in the Middle East and Asia Pacific region, such as the risk that the business will not be able to guarantee sufficient supply of raw materials, supplies, finished goods, natural gas and oil and increased state-sponsored cyber risks;

3. risks and uncertainties relating to the global economy and/or a potential recession in one or more countries, including risks from elevated inflation, price increases, price elasticity, disposable income of consumers and employees, pressure on and from suppliers, increased fraud, and the perception or manifestation of a global economic downturn;

4. risks and uncertainties relating to potential water use reductions due to regulations by national and regional authorities leading to a potential temporary decrease in production volume; and

5. risks and uncertainties relating to the integration and operation of the joint venture with AEV and acquisition of CCBPI, including the risk that our integration of CCBPI’s business and operations may not be successful or may be more difficult, time consuming or costly than expected.

Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives, capital expenditures, our agreements relating to and results of the joint venture with AEV and acquisition of CCBPI, and ability to remain in compliance with existing and future regulatory compliance, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s public statements may prove to be incorrect.

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Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures
Adjusted financial information
Non-IFRS adjusted financial information for selected metrics has been provided in order to illustrate the effects of the acquisition of CCBPI on the results of operations of CCEP and to allow for greater comparability of the results of the combined group between periods. The adjusted financial information has been prepared for illustrative purposes only, and because of its nature addresses a hypothetical situation. It does not intend to represent the results had the acquisition occurred at the dates indicated, or project the results for any future dates or periods. It is based on information and assumptions that CCEP believe are reasonable, including assumptions as at 1 January of the period presented relating to provisional transaction accounting adjustments. No cost savings or synergies were contemplated in these provisional adjustments.

The non-IFRS adjusted financial information has not been prepared in accordance with the requirements of Regulation S-X Article 11 of the US Securities Act of 1933 or any generally accepted accounting standards, may not necessarily be comparable to similarly titled measures employed by other companies and should be considered supplemental to, and not a substitute for, financial information prepared in accordance with generally accepted accounting standards.

The acquisition completed on 23 February 2024 and the non-IFRS adjusted financial information provided reflects the inclusion of CCBPI as if the acquisition had occurred at the beginning of the period presented. It has been prepared on a basis consistent with CCEP IFRS accounting policies and includes provisional transaction accounting adjustments for the periods presented.

Alternative Performance Measures

We use certain alternative performance measures (non-IFRS performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable IFRS measures.

For purposes of this document, the following terms are defined:

‘‘As reported’’ are results extracted from our unaudited consolidated financial statements.

“Adjusted” includes the results of CCEP as if the CCBPI acquisition had occurred at the beginning of the period presented, including provisional acquisition accounting adjustments, accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition.

"Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, net impact related to European flooding, accelerated amortisation charges, expenses related to legal provisions, inventory fair value step up related to acquisition accounting, impairment charges, acquisition and integration related costs, income arising from the ownership of certain mineral rights in Australia and gain on sale of sub-strata and associated mineral rights in Australia. Comparable volume is also adjusted for selling days.

‘‘Adjusted comparable” is defined as adjusted results excluding items impacting comparability, as described above.

‘‘Fx-neutral’’ or "FXN" is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.

‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash.

‘‘Comparable free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and net interest payments, adjusted for items that are not reasonably likely to recur within two years, nor have occurred within the prior two years. Comparable free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment, non-discretionary lease and net interest payments while excluding the effects of items that are unusual in nature to allow for better period over period comparability. Comparable free cash flow reflects an additional way of viewing our liquidity, which we believe is useful to our investors, and is not intended to represent residual cash flow available for discretionary expenditures.

‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.

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Additionally, within this document, we provide certain forward-looking non-IFRS financial information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-IFRS measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year.

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Supplemental Financial Information - Revenue - Reported to Adjusted Comparable
Revenue

Adjusted Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Third-Quarter Ended			Nine Months Ended
	27 Sept 2024	29 Sept 2023	% Change	27 Sept 2024	29 Sept 2023	% Change
As reported and comparable	5,358	4,807	11.5%	15,186	13,784	10.2%
Add: Adjusted revenue impact [1]	—	434	n/a	268	1,271	n/a
Adjust: Total items impacting comparability	—	(8)	n/a	—	(9)	n/a
Adjusted comparable	5,358	5,233	2.4%	15,454	15,046	2.7%
Adjust: Impact of fx changes	1	n/a	n/a	57	n/a	n/a
Adjusted Comparable and fx-neutral	5,359	5,233	2.4%	15,511	15,046	3.1%

Adjusted Revenue per unit case	5.32	5.19	2.4%	5.23	5.09	2.7%

Adjusted Revenue APS
As reported and comparable	1,318	851	54.9%	3,867	2,723	42.0%
Add: Adjusted revenue impact [1]	—	434	n/a	268	1,271	n/a
Adjust: Total items impacting comparability[2]	—	(8)	n/a	—	(9)	n/a
Adjusted comparable	1,318	1,277	3.2%	4,135	3,985	3.8%
Adjust: Impact of fx changes	14	n/a	n/a	105	n/a	n/a
Adjusted Comparable and fx-neutral	1,332	1,277	4.3%	4,240	3,985	6.4%

Adjusted Revenue per unit case	4.26	4.21	1.2%	4.24	4.23	0.3%
[1] The adjusted revenue impact reflects the inclusion of Philippines revenue as if the acquisition had occurred at the beginning of the period presented and prepared on a basis consistent with CCEP accounting policies.
[2] Amounts represent one-time items identified by CCBPI which are not expected to recur, and mainly include the impact from the reversal of certain provisions.

Volume

Adjusted Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days.	Third-Quarter Ended			Nine Months Ended
	27 Sept 2024	29 Sept 2023	% Change	27 Sept 2024	29 Sept 2023	% Change
Volume	1,008	846	19.1%	2,864	2,477	15.6%
Impact of selling day shift	n/a	n/a	n/a	n/a	n/a	n/a
Comparable volume - Selling Day Shift adjusted	1,008	846	19.1%	2,864	2,477	15.6%
Add: Adjusted volume impact[1]	—	162	n/a	101	477	n/a
Adjusted comparable volume[2]	1,008	1,008	0.0%	2,965	2,954	0.4%

Adjusted Comparable Volume - Selling Day Shift APS
Volume	313	141	122.0%	899	465	93.3%
Impact of selling day shift	n/a	n/a	n/a	n/a	n/a	n/a
Comparable volume - Selling Day Shift adjusted	313	141	122.0%	899	465	93.3%
Add: Adjusted volume impact[1]	—	162	n/a	101	477	n/a
Adjusted comparable volume	313	303	3.3%	1,000	942	6.2%
[1] The adjusted volume impact reflects the inclusion of Philippines volume as if the acquisition had occurred at the beginning of the period presented. No selling day shift in Q1, Q2 & Q3 2024.
[2] Excluding strategic de-listings, underlying comparable volume for total CCEP was +0.8% for Q3 and +1.2% for the nine months ended 27 September 2024.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: November 5, 2024	By:	/s/ Ed Walker
	Name:	Ed Walker
	Title:	Chief Financial Officer